UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

February 24, 2009

Commission File No. 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark whether the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

Enclosure: New appointments at France Telecom-Orange

press release

Paris, February 24 2009

New appointments at France Telecom-Orange

France Telecom-Orange announced today the following appointments, which will be effective as of March 2 2009:

Gervais Pellissier, member of the Group Management Committee, takes responsibility for Group Information Systems in addition to his responsibilities as Chief Financial Officer.

Georges Penalver, member of the Group Management Committee, takes responsibility for Group Strategy and Development. In this role he will manage the Group's strategy concerning technology, standardisation and key partnerships.

Jean-Philippe Vanot, member of the Group Management Committee, takes responsibility for Group Innovation and Marketing, including Orange Labs and the Technocentre, and the Group Marketing function. In particular, he will manage and optimize the interaction between the Group's innovation processes and the countries and divisions concerned.

Olaf Swantee, member of the Group Management Committee, takes responsibility for operations in Spain in addition to his responsibilities for operations in Europe and Egypt, and the Personal Line of Business.

Raoul Roverato, who currently manages New Growth Businesses, will now take responsibility for the Healthcare Division, in addition to the Content and Audience & Online Advertising Divisions.

Vivek Badrinath takes responsibility for Networks and Carriers. He reports directly to Didier Lombard.

Marc Fossier will manage Corporate Social Responsibility. He reports to Jean-Philippe Vanot.

Brigitte Bourgouin takes responsibility for the Carriers in France activity, which notably integrates relations with MVNOs in France. She reports to Jean-Yves Larrouturou, member of the Group Management Committee, General Secretary and director of the Africa, Middle East and Asia (AMEA) region.

Anne Bouverot will manage the Personal Line of Business, including the Devices team. She reports to Olaf Swantee.

Patrick Roussel will take responsibility for International Business Development. He reports to Jean-Yves Larrouturou.

The Group Management Committee remains unchanged with eight members supporting Didier Lombard. These include:

- Jean-Yves Larrouturou, Gervais Pellissier and Louis-Pierre Wenes (responsible for Operations in France, Group transformation and Group Purchasing), who have been appointed Deputy Chief Executive Officers;

- Olivier Barberot, in charge of Human Resources, Barbara Dalibard, in charge of the Enterprise activity, Georges Penalver, Olaf Swantee and Jean-Philippe Vanot.

Vivek Badrinath, Caroline Mille, in charge of Communications and the Brand, and Raoul Roverato will also contribute to the work of the Group Management Committee.

The resulting structural changes will be carried out within the framework of the Group's standard procedures by the relevant teams.

Commenting on these appointments, Didier Lombard said: "This evolution of the organisation and these appointments are focused on improving efficiency and innovation; they aim to reveal new talent within the management team. In this way, the Group is strengthening its structure and is improving its posture as the NExT plan draws to a close."

About France Telecom

France Telecom, one of the world’s leading telecommunications operators, serves more than 177 million customers in five continents as of September 30, 2008, of which two thirds are Orange customers. The Group had consolidated sales of 52.9 billion euros in 2007 and 39.9 billion euros for the nine first months of 2008. As of September 30, 2008, the Group had 117.6 million mobile customers and 12.4 million broadband Internet (ADSL) customers. Launched in June 2005, the NExT program (New Experience in Telecommunications) will enable the Group to pursue its transformation as an integrated operator and make France Telecom the benchmark for new telecommunications services in Europe. In 2006, Orange became the Group's single brand for Internet, television and mobile services in the majority of countries where the company operates, and Orange Business Services the brand name for services offered to businesses worldwide. France Telecom is the number three mobile operator and the number one provider of broadband Internet services in Europe and one of the world leaders in providing telecommunication services to multinational companies.

France Telecom (NYSE:FTE) is listed on Euronext Paris (compartment A) and on the New York Stock Exchange.

For more information: www.orange.com, www.francetelecom.com, www.orange-business.com

Press contacts: 01 44 44 93 93

service.presse@orange-ftgroup.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: February 24, 2009	By:	/S/ Stéphane Pallez
	Name:	Stéphane Pallez
	Title:	Group Deputy Chief Financial Officer